UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of March

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                               5 March 2007

                                BioProgress plc

                              Acquisition of DMPL

London, UK, 5 March 2007: BioProgress plc ("BioProgress" or the "Group") (AIM:
BPRG; NASDAQ: BPRG), the speciality pharmaceutical and healthcare company, today announces the acquisition of DMPL a private 'Over-the-Counter' ("OTC") sales and marketing company through its Paris based pharmaceutical division Dexo. The acquisition value of €376,000 has been satisfied in cash.

DMPL is a profitable French specialist OTC sales and marketing business focused on the promotion of neutraceuticals and parapharmaceuticals including a range of slimming products under the brand MINCI DIET. DMPL achieved sales of €568,000 in
2006 and currently distributes mainly in Paris and the surrounding districts.
The market size for OTC products in France is approximately €2.6bn
(Datamonitor), of which €35 million is estimated to be for the slimming market.
Approximately a third of the population in France is estimated to be potential users of slimming and appetite suppressant products.

BioProgress has developed a number of OTC products including line extensions of prescription only brands during the past 12 months. The Group has also, through its BioTec Films division, developed a number of OTC appetite suppressant and slimming support products for launch in both the US and EU markets. The acquisition of DMPL provides the Group with a distribution channel separate from its external partners for the OTC market in France. BioProgress intends to grow organically this OTC division throughout France as part of the Group's overall strategy to expand its OTC capability both as distributor of high margin niche proprietary developed products and branded products for its partners.

Richard Trevillion, Chief Executive Officer, BioProgress plc, said:

"The acquisition of DPML is the latest development of the Group's drive into the growing niche OTC markets for preventative and curative therapies where compliance and effectiveness of products are key issues. The Group's commercialised systems are well positioned both to differentiate and to improve products in this exciting market category. Consequently we expect to see strong growth in this area of the Group's business."

Jean-Francois Sfarti, Head of Dexo France, said:

"I am delighted to welcome the DMPL team into the Dexo business. The market for both slimming products and prescription medicine to OTC switches is growing substantially in France in a similar fashion to other Western markets. DMPL's expertise will assist both the Group's own product drive and partner development programmes. "

For further information:

BioProgress Plc                                            + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                                    + 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a vertically integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGELTM polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: March 05, 2007